December 22, 2016

Via EDGAR Correspondence

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re: Tile Shop Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 1-35629

Dear Ms. Ransom,

This letter sets forth the response of Tile Shop Holdings, Inc. (the “Company”) to the comment contained in the letter from the Securities and Exchange Commission (the “Commission”) dated December 13, 2016 relating to the above-referenced Form 10-K.  The comment of the staff of the Commission is set forth in italicized text below, and the Company’s response is set forth in plain text immediately beneath the comment.

Item 11. Executive Compensation

Non-Equity Incentive Plan Compensation, page 43

1.

We note your disclosure that your compensation committee adopted specific performance targets and payout levels for each named executive officer, that the target incentive compensation was payable if you achieved the Adjusted EBITDA target “set forth in your budget,” and that your compensation committee approved a payout of 55% of the target cash incentive compensation to your named executive officers based on the Adjusted EBITDA performance metrics.  In future filings, please disclose the performance targets set by your compensation committee and the performance levels achieved by your named executive officers.  Please show us what this disclosure will look like.  Refer to Item 402(b)(1)(v) of Regulation S-K for guidance.

In future filings, the Company will clearly identify the applicable performance targets for named executive officers to earn compensation under our Non-Equity Incentive Plan and our actual performance levels achieved.

Based on the Staff’s comment above, paragraphs similar to the following will be included under the heading “Non-Equity Incentive Plan Compensation” in future filings (with the target and actual values relating to the applicable fiscal year):

The Tile Shop   |   14000 Carlson Parkway   |   Plymouth, MN 55441        |     p 763.541.1444

In February 2015, the Board and the Compensation Committee adopted specific performance targets and payout levels for each executive officer for the then-current fiscal year.  For fiscal 2015, Mr. Homeister was eligible to earn target cash incentive compensation equal to 75% of his base salary and each of Messrs. Geadelmann, Kinder and Randazzo was eligible to earn target cash incentive compensation equal to 50% of his base salary, all based on our Adjusted EBITDA for the year.  The target compensation was payable if we achieved the $61.2 million Adjusted EBITDA target set forth in our budget.  Each of Messrs. Homeister, Geadelmann, Kinder and Randazzo was entitled to receive a partial incentive payment if we achieved at least 85% of our budgeted Adjusted EBITDA and an incentive of up to double the target incentive amount if we achieved 115% of our budgeted Adjusted EBITDA.  See below for a table setting forth the performance targets and payout levels under the plan:

Percentage of budgeted Adjusted EBITDA achieved*	Percentage of incentive compensation target earned**
115%	200%
110%	175%
105%	150%
100%	100%
95%	50%
90%	10%
85%	5%

* Payout levels for percentages between the listed ranges are proportionately adjusted.

** 200% is the maximum payout level and 0% is the minimum payout level (for achievement of less than 85% of budgeted Adjusted EBITDA).

The actual Adjusted EBITDA achieved by the Company in fiscal 2015 was $58.4 million (which was 95.5% of the Adjusted EBITDA target).  Pursuant to this determination and consistent with the scale for levels between 95% and 100% achievement of the Adjusted EBITDA target described above, 95.5% achievement of the Adjusted EBITDA target resulted in cash incentive compensation to our named executive officers at 55% of their applicable cash incentive compensation target.  The actual amount of the cash incentive compensation payments to the named executive officers is shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

The Tile Shop   |   14000 Carlson Parkway   |   Plymouth, MN 55441        |     p 763.541.1444

****

On behalf of Tile Shop Holdings, Inc. I thank you for your consideration of our response. If you have any questions regarding these matters, please contact me at (763) 852-2962.

Sincerely,

/s/ Kirk L. Geadelmann

Kirk L. Geadelmann

Chief Financial Officer

cc:Jacqueline Kaufman, Securities Exchange Commission

Chris Homeister, Tile Shop Holdings, Inc.

John Houston, Fredrikson & Byron, P.A.

Anne Mootz, Ernst & Young, LLP

The Tile Shop   |   14000 Carlson Parkway   |   Plymouth, MN 55441        |     p 763.541.1444